# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metals Royalty Co Inc., CIK 0002087398
CUSIP: 591322102
Title of class of securities: Common Shares, without par value (the "Shares")
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta Canada (A0), T2P 2Z1
Date of event which requires filing of this statement: 07/13/2026
Filed by CIK 0002077938
Persons authorized to receive notices and communications: Kelly J. Engel, c/o HFO Holdings LLC, 1185 Avenue of the Americas, 40th Floor, New York, New York (NY), 10036, 212-536-8212

## Reporting persons
- Michael Bernard Hess (CIK 0002077938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 2,500,000; shared voting power 1,000,000; sole dispositive power 2,500,000; shared dispositive power 1,000,000; aggregate amount beneficially owned 3,500,000 (5.55% of the class)
- SS3H Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.59% of the class)
- Kelly J. Engel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value (the "Shares")
Name of issuer: Metals Royalty Co Inc.
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta Canada (A0), T2P 2Z1

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the persons listed below, all of which together are referred to herein as the "Reporting Persons."

(i) Michael Bernard Hess, an individual ("Mr. Hess"), who is the co-manager and sole member of SS3H Ventures (as defined below), with respect to the Shares held by him and the Shares held by SS3H Ventures;

(ii) SS3H Ventures LLC, a Delaware limited liability company ("SS3H Ventures"), with respect to the Shares held by it; and

(iii) Kelly J. Engel, an individual ("Ms. Engel"), who is the co-manager of SS3H Ventures, with respect to the Shares held by SS3H Ventures.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 1185 Avenue of the Americas, 40th Floor, New York, NY 10036.
Present principal occupation or employment: The principal business of Mr. Hess is serving as Chief Investment Officer of Hess Capital LLC. The principal business of SS3H Ventures is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of Ms. Engel is acting as an employee of HFO Holdings LLC.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of SS3H Ventures is set forth above. Each of Mr. Hess and Ms. Engel is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein include 1,000,000 Shares granted to Mr. Hess on July 13, 2026 under the Issuer's 2025 Equity Incentive Plan in connection with Mr. Hess' appointment as a director of the Issuer, at a deemed issue price of $5.93 per Share. Mr. Hess made no payment for such Shares, which were granted in consideration of service to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

Effective June 1, 2026, Mr. Hess was appointed as a director and non-executive Co-Chairman of the Issuer. The Reporting Persons hold the Shares for investment.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares or other securities of the Issuer, consistent with the above investment purpose, and subject to the fiduciary duties and Issuer policies to which Mr. Hess is subject as a director and certain lock-up obligations to which Mr. Hess is subject as described in Item 6, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Issuer or dispose of any or all of its Shares or other securities of the Issuer, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Shares and/or such other securities, prevailing market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons and/or other investment considerations. None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Issuer which it may hold at any point in time.

In his capacity as a director, Mr. Hess communicates with the Issuer's other directors, the Issuer's management team, and/or other parties regarding a variety of topics concerning the Issuer, including, without limitation, the Issuer's business, strategy, financial position, operations, corporate governance, and/or current or future initiatives that may be proposed or adopted by the Issuer's management or board of directors. In addition, in his capacity as a director, Mr. Hess may be involved in proposing or reviewing transactions or initiatives relating to, and may have influence over, the corporate activities of the Issuer, including, without limitation, activities that may relate to one or more of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and/or consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 62,044,729 Shares outstanding as of June 24, 2026, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission under Rule 424(b)(3) on July 8, 2026, as adjusted and approximated for the issuance of 1,000,000 Shares to Mr. Hess described in Item 3 above.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Transactions in the class effected during the past sixty days: On July 13, 2026, the Issuer granted the following securities to Mr. Hess pursuant to the Issuer's 2025 Equity Incentive Plan: (i) 1,000,000 Shares at a deemed issue price of $5.93; (ii) 1,000,000 restricted stock units as further described in Item 6; and (iii) an option to purchase up to 1,000,000 Shares as further described in Item 6. Except as disclosed in the preceding sentence, the Reporting Persons have not effected any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 3, 4 and 5 above is hereby incorporated by reference in this Item 6.

Lock-Up Arrangements

The terms of the grant of 1,000,000 Shares to Mr. Hess by the Issuer on July 13, 2026 provide that Mr. Hess may not sell, transfer, or otherwise dispose of any such Shares except in accordance with a specified release schedule, which provides for the release of such Shares in three substantially equal installments three months, six months, and nine months, respectively, from the grant date.

In connection with the Issuer's direct listing in April 2026, 499,500 Shares held by Mr. Hess are subject to lock-up provisions pursuant to which Mr. Hess may not sell, transfer, or otherwise dispose of any such Shares except in accordance with a specified release schedule, which provides for the release of 49,950 Shares on October 8, 2026 and the release of 74,925 Shares on each of January 8, 2027, April 8, 2027, July 8, 2027, October 8, 2027, January 8, 2028, and April 8, 2028.

PSUs

The 1,000,000 restricted stock units ("PSUs") granted by the Issuer to Mr. Hess on July 13, 2026 are subject to vesting in three substantially equal tranches upon the Shares reaching an average closing price of $30.00, $40.00, and $50.00, respectively, on The Nasdaq Capital Market for any consecutive 20 trading days during the five-year performance period commencing on the grant date and ending on the fifth anniversary of the grant date, subject to Mr. Hess's continued service with the Issuer on each such vesting date. The terms of grant generally prohibit Mr. Hess from selling, transferring, or otherwise disposing of, without the consent of the plan administrator, any Shares acquired upon settlement of vested PSUs until the end of such performance period.

Stock Option

The option to purchase up to 1,000,000 Shares ("Option") granted by the Issuer to Mr. Hess on July 13, 2026 are scheduled to vest and become exercisable in four equal annual installments commencing from the grant date, subject to Mr. Hess's continued service with the Issuer on each such vesting date. The exercise price of the Option is $5.93 per Share. The Option expires on July 13, 2036.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: There is filed herewith as Exhibit 99.1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Michael Bernard Hess: /s/ Michael Bernard Hess, Michael Bernard Hess (07/23/2026)
- SS3H Ventures LLC: /s/ Michael Bernard Hess, Co-Manager (07/23/2026)
- SS3H Ventures LLC: /s/ Kelly J. Engel, Co-Manager (07/23/2026)
- Kelly J. Engel: /s/ Kelly J. Engel, Kelly J. Engel (07/23/2026)